Suzanne D. Snapper
Chief Financial Officer
27101 Puerta Real, Suite 450
Mission Viejo, California 92691
Direct line (949) 540-1220
Direct Fax (949) 540-3030

April 11, 2016

Mr. Larry Spirgel
Assistant Director - Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Facsimile: (703) 813-6986

Re:    The Ensign Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 10, 2016
File No. 1-33757

Dear Mr. Spirgel:

This letter sets forth the detailed responses of The Ensign Group, Inc. and its independent subsidiaries ("we", "our" or the "Company") to the Staff's comments of March 29, 2016, with respect to our Annual Report on the Form 10-K for the year ended December 31, 2015, and our Form 8-K filed February 11, 2016. In responding to the Staff's comments, we have included the original comments from your letter, followed by our response. This letter has been filed with the Securities and Exchange Commission as correspondence through EDGAR. We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for your attention to our filings.

Form 8-K filed February 11, 2016

Exhibit 99.1

1.
It appears that your tabular presentations of GAAP and Adjusted Consolidated Statement of Income attach undue prominence to non-GAAP information. Accordingly, please revise your presentation to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K to eliminate full non-GAAP income statements. For additional guidance, please refer to Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

COMPANY RESPONSE:

We respectfully acknowledge the Staff's comment. In future filings and in accordance with item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K, we will revise our tabular presentations of "GAAP and Adjusted Consolidated Statement of Income" to eliminate full non-GAAP income statements. An example of the presentation of the revised disclosures, with line item descriptions only, is included in Exhibit 1.1 herein for your reference. In addition, we will include our GAAP Consolidated Statements of Income in the exhibit 99.1 of the Form 8-K. An example of our GAAP Consolidated Statements of Income, with line item descriptions only, is included in Exhibit 1.0 herein for your reference.

2.
It also appears that your references to Adjusted Earnings per Share, Consolidated Adjusted Net Income, and Consolidated Adjusted EBITDAR in the introduction of, and throughout your earnings release, attach undue prominence to these non-GAAP measures without presentation of the most directly comparable GAAP measures. Accordingly, please revise your presentation to comply with Item 10(e)(1)(i) of Regulation S-K.

COMPANY RESPONSE:

We respectfully acknowledge the Staff's comment. In future filings and in accordance with item 10(e)(1)(i) of Regulation S-K, we will revise the introduction of our earnings release presentation to include comparable GAAP measures to non-GAAP measures. As an example of the presentation of the revised disclosures, please see the draft disclosure below. The changes to our presentations are italicized and bold for your reference.

"Quarter Highlights Include:

•	GAAP EPS for the quarter was $X.XX, an increase of XX.X%, and adjusted EPS were $X.XX, an increase of XX.X% over the prior year quarter(1);

•	Consolidated net income increase XX.X% over the prior year quarter to $XX.X million and consolidated adjusted net income climbed XX.X% over the prior year quarter to $XX.X million(1);

•	Consolidated EBITDAR for the quarter was $XX.X million, an increase of XX.X%, and consolidated adjusted EBITDAR was $XXX.X million for the quarter, an increase of XX.X%(1);

•	Same-store revenue for all segments grew by X.X% over the prior year quarter, and same-store TSA revenue grew by X.X% over the prior year quarter;

•	Same store skilled revenue mix increased by XXX basis points over the prior year quarter to XX.X%;

•	Cornerstone Healthcare, Inc., our home health and hospice subsidiary, grew its revenue by $XX.X million to $XX.X million for the quarter, an increase of XX.X% over the prior year quarter; and

•	Consolidated revenues for the quarter were up $XX.X million or XX.X% over the prior year quarter to $XXX.X million.

(1) See "Reconciliation of GAAP to Non-GAAP Financial Information" on page X.

In addition, we will revise the presentation throughout our earnings release in a similar manner to ensure that there is no undue prominence attached to these non-GAAP measures without presentation of the most directly comparable GAAP measures.

ACKNOWLEDGMENT
As requested, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Suzanne D. Snapper, the Company’s Chief Financial Officer, at (949) 487-9500.

Sincerely,

/s/ Suzanne D. Snapper
Suzanne D. Snapper
Chief Financial Officer

cc:
Christopher R. Christensen, Chief Executive Officer
Chad A. Keetch, Executive Vice President and Secretary
Beverly B. Wittekind, Vice President & General Counsel
Craig Mordock, Sheppard Mullin Richter & Hampton LLP, SEC Counsel

Exhibit 1.0

THE ENSIGN GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

Three Months Ended March 31,
	2016	2015
Revenue	$—	$—
Expense:
Cost of services (exclusive of rent, general and administrative and depreciation and amortization expense shown separately below)	—	—
Rent—cost of services	—	—
General and administrative expense	—	—
Depreciation and amortization	—	—
Total expenses	—	—
Income from operations	—	—
Other income (expense):
Interest expense	—	—
Interest income	—	—
Other expense, net	—	—
Income before provision for income taxes	—	—
Provision for income taxes	—	—
Net income	—	—
Less: net income (loss) attributable to noncontrolling interests	—	—
Net income attributable to The Ensign Group, Inc.	$—	$—

Net income per share
Basic:	$—	$—
Diluted:	$—	$—

Weighted average common shares outstanding:
Basic	—	—
Diluted	—	—

Exhibit 1.1

THE ENSIGN GROUP, INC.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME

Three Months Ended March 31,
	2016	2015
Net income attributable to The Ensign Group, Inc.	$—	$—
Growth Rate %	—%
Non-GAAP adjustments
Urgent care center losses(a)
Costs incurred for facilities currently being constructed and other start-up operations(b)	—	—
Acquisition related costs(c)	—	—
Patient base amortization(d)	—	—
Stock-based compensation expense(e)	—	—
Professional service fees(f)	—	—
Costs incurred related to new systems implementation(g)	—	—
Noncontrolling interests(h)	—	—
Provision for income taxes
Tax effect on Non-GAAP adjustments(i)	—	—
Non-GAAP Net Income	$—	$—
—%
Diluted Earnings Per Share As Reported
Net Income	$—	$—
Average number of shares outstanding	—	—

Adjusted Diluted Earnings Per Share
Net Income	$—	$—
Average number of shares outstanding	—	—

(a) Operating results at newly opened urgent care centers. This amount excluded the net loss attributable to the variable interest entity associated with our urgent care business, which is separately disclosed at (h).
(b) Costs incurred for facilities currently being constructed and other start-up operations.
(c) Costs incurred to acquire an operation which are not capitalizable.
(d) Amortization costs related to patient base intangible assets at skilled nursing and assisted living facilities.
(e) Stock-based compensation expense incurred during the three months and year ended March 31, 2016.
(f) Professional service fees include costs incurred to recognize income tax credits which contributed to a decrease in effective tax rate.
(g) Costs incurred related to new systems implementation.
(h) Net loss attributable to the variable interest entity associated with our urgent care business
(i) Adjustment to provision for income tax to our historical year to date effective tax rate of 38.5%